Exhibit 99.1

Regulatory release

Three month period ended March 31, 2014

Unaudited Condensed Interim Financial Report

On April 30, 2014, Royal Dutch Shell plc released the Unaudited Condensed Interim Financial Report for the three month period ended March 31, 2014 of Royal Dutch Shell plc and its consolidated subsidiaries (collectively, “Shell”).

Contact – Investor Relations

International:	+31 70 377 4540

North America:	+1 832 337 2034

Contact – Media

International:	+44 (0) 207 934 5550

USA:	+1 713 241 4544

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	4